Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278059

Nuveen Preferred & Income Opportunities Fund (NYSE: JPC)

(the “Fund”)

Supplement Dated August 31, 2026

to the Fund’s Currently Effective Prospectus and Statement of Additional Information (“SAI”)

Effective August 31, 2026, the Fund may seek to provide exposure to certain Regulation S securities and bonds or fixed income securities that are sold subject to selling restrictions under the Tax Equity and Fiscal Responsibility Act of 1982 (“TEFRA”), by investing in wholly owned Cayman subsidiaries of the Fund (the “Subsidiaries”). No changes to the Fund’s investment policies are expected as a result of this change.

A summary of the Fund’s investments in Regulation S securities and TEFRA investments through the Subsidiaries are presented below:

•	The Fund may also seek exposure to Regulation S fixed income securities through investment in a Cayman Islands exempted company that is wholly owned and controlled by the Fund (the “Regulation S Subsidiary”). A Cayman Islands exempted company is a corporate entity established under the laws of the Cayman Islands for the purpose of conducting business mainly outside the Cayman Islands. Regulation S fixed income securities are debt securities or other fixed income securities of U.S. and non-U.S. issuers that are issued through private placement offerings without registration with the Securities and Exchange Commission (“SEC”) pursuant to Regulation S under the 1933 Act. These may include sovereign or quasi-sovereign bonds, corporate bonds, structured notes and preferred and contingent capital securities issued pursuant to Regulation S. The Regulation S Subsidiary is advised by Nuveen Asset Management, LLC, the investment sub-adviser for the Fund, and has the same investment objective as the Fund, except that the Regulation S Subsidiary may invest without limitation in Regulation S securities.

•	The Fund may also seek exposure to certain bonds or fixed income securities that are sold subject to selling restrictions under the TEFRA, which generally restricts the purchase of such bonds to non-U.S. persons (as defined for applicable U.S. federal income tax purposes) (“TEFRA Bonds”) through investment of up to 25% of its total assets in a separate Cayman Islands exempted company that is wholly owned and controlled by the Fund (the “TEFRA Bond Subsidiary”). These may include sovereign or quasi-sovereign bonds, corporate bonds and structured notes issued pursuant to TEFRA. The TEFRA Bond Subsidiary is advised by Nuveen Asset Management, LLC, the investment sub-adviser for the Fund, and has the same investment objective as the Fund, except that the TEFRA Bond Subsidiary may invest without limitation in TEFRA Bonds.

A summary of the risks associated with the Fund’s investments in Regulation S securities and TEFRA investments through the Subsidiaries are presented below:

•	Regulation S Securities Risk. The risk that Regulation S securities may be less liquid than publicly traded securities because of legal or contractual restrictions on resale. Regulation S securities may be resold in privately negotiated transactions but the price realized in such resales could be less than the amount originally paid. Further, because Regulation S securities are not publicly traded, they may not be subject to the same disclosure and other investor protection requirements that would be applicable to publicly traded securities. As a result, Regulation S securities may involve a high degree of business and financial risk and may result in losses.

•	TEFRA Bond Risk. TEFRA Bonds are offered and distributed in offshore markets and may be subject to restrictions on transfer or ownership and may be less liquid than comparable registered securities and may be more difficult to value or dispose of promptly at favorable prices.

•	Subsidiary Risk. The Fund, through its investments in the Regulation S Subsidiary and its TEFRA Bond Subsidiary (together with the Regulation S Subsidiary, the “Subsidiaries”), is indirectly exposed to the risks associated with the Subsidiaries’ investments. There can be no assurance that the investment objective of the Fund or the Subsidiaries will be achieved. Further, the Subsidiaries are not registered under the 1940 Act and, therefore, as an investor in the Subsidiaries, the Fund does not have all of the protections offered to investors by the 1940 Act. However, each Subsidiary is wholly owned and controlled by the Fund and managed by the Fund’s investment sub-adviser, Nuveen Asset Management, LLC. The Board of Trustees has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiaries, and the Fund’s role as sole shareholder of the Subsidiaries. The Subsidiaries are subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. Changes in the laws of the United States and/or Cayman Islands could result in the inability of the Fund to invest in the Subsidiaries and could adversely affect the Fund.

•	TEFRA Bond Subsidiary Risk. The Fund may seek exposure to TEFRA Bonds through investment of up to 25% of its total assets in the TEFRA Bond Subsidiary. Under the applicable U.S. Treasury regulations, income from the TEFRA Bond Subsidiary will only be considered qualifying income under Subchapter M of the Internal Revenue Code, if either (ii) there is a distribution out of the earnings and profits of the subsidiary that are attributable to such income inclusion or (i) such inclusion is derived with respect to the Fund’s business of investing in stock, securities, or currencies. The tax treatment of the Fund’s investments in its TEFRA Bond Subsidiary could affect whether income derived from such investments is qualifying income, or otherwise affect the character, timing and/or amount of the Fund’s taxable income or any gains and distributions made by the Fund.

PLEASE KEEP THIS WITH YOUR

FUND’S PROSPECTUS AND SAI FOR FUTURE REFERENCE

EGN-JPCP-0826P